Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

March 31, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 17, 2026, The Nasdaq Stock Market (the "Exchange") received from PIMCO ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

PIMCO Inflation PLUS Active Exchange-Traded Fund,

$0.001 par value per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,